Hogan & Hartson LLP 111 South Calvert Street Suite 1600 Baltimore, MD 21202 +1.410.659.270 Tel +1.410.539.6981 Fax www.hhlaw.com
February 22, 2008
Board of Directors
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905
Ladies and Gentlemen:
We are acting as counsel to Wabash National Corporation, a Delaware corporation (the “Company”), in connection with its registration statement on Form S-8, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the proposed public offering of up to 3,488,278 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) issuable pursuant to Wabash National Corporation 2007 Omnibus Incentive Plan (the “Omnibus Plan”), together with associated rights (the “Rights”) issuable pursuant to the Rights Agreement, dated as of December 28, 2005 (the “Rights Agreement”), between the Company and National City Bank, as Rights Agent (the “Rights Agent”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
For purposes of this opinion letter, we have examined copies of the following documents:
1.	An executed copy of the Registration Statement.

2.	The Certificate of Incorporation of the Company, as certified by the Secretary of the State of the State of Delaware on February 21, 2008 and by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

3.	The Amended and Restated Bylaws of the Company, as amended and certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

4.	An executed copy of the Rights Agreement, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

5.	A copy of the Omnibus Plan as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

Board of Directors
Wabash National Corporation
February 22, 2008

6.	Resolutions of the Board of Directors of the Company adopted on December 8, 2005, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect, relating to the issuance of the Rights and arrangements in connection therewith.

7.	Resolutions of the Board of Directors of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect, relating to, among other things, the approval and adoption of the Omnibus Plan, the issuance of the Shares, and arrangements in connection therewith.

8.	Minutes of Annual Meetings of the Stockholders of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect, relating to, among other things, the approval and adoption of the Omnibus Plan.

9.	A certificate of the Secretary of the Company as to certain facts relating to the Company.
In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Rights Agreement has been duly authorized, executed, and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. In rendering this opinion, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Based upon, subject to and limited by the foregoing, we are of the opinion that the Shares and the associated Rights have been duly authorized by all necessary corporate action on the part of the Company and, following (i) issuance and delivery of the Shares in the manner contemplated by the Registration Statement, the Omnibus Plan, and any relevant forms of agreements issued pursuant thereto, and (iii) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors or a committee of the Board of Directors authorizing the issuance thereof, the Shares and the associated Rights will be validly issued and the Shares will be fully paid and nonassessable.

Board of Directors
Wabash National Corporation
February 22, 2008

It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.
     This opinion letter has been prepared for your use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness of the Registration Statement.
     We hereby consent to the filing of this opinion letter as Exhibit 5.01 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,
/s/ HOGAN & HARTSON L.L.P.
HOGAN & HARTSON L.L.P.